AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215

August 12, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Katherine Hsu—Structured Finance
Lulu Cheng—Structured Finance

Re:	AEP Texas Inc.
AEP Texas Restoration Funding LLC
Registration Statement on Form SF-1
Filed June 28, 2019
File Nos. 333-232430 and 333-232430-01
SEC Comment Letter dated July 24, 2019.

Dear Ms. Hsu and Ms. Cheng:
On behalf of AEP Texas Inc. (“AEP”) and AEP Texas Restoration Funding LLC (together with AEP, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated July 24, 2019 (the “Comment Letter”) and certain other updated information.  For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on June 28, 2019.
The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment.  All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

General

1.
We note that throughout the registration statement you use the terms “Issuer” and “issuer” of the system restoration bonds, which are not defined.  Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself.  Please replace references to “Issuer” or “issuer” of the system restoration bonds throughout the registration statement with references to the issuing entity, as appropriate.  Refer to Securities Act Rule 191.

Response to Comment 1:
In response to the Staff’s comment, the Registrants have replaced the references to the “issuer” of system restoration bonds with “issuing entity”.
2.
We note that throughout the registration statement you refer to the “series supplement” to the Indenture.  Please confirm your understanding that the issuance of each new series of system restoration bonds will require the filing of a new registration statement.

Response to Comment 2:
The Registrants confirm their understanding that such an issuance would require the filing of a new registration statement.
3.
We note that throughout the registration statement you state the summary or statements in the prospectus are “subject to” and/or “qualified..by reference to” the provisions of the applicable transaction agreement.  As you are responsible for the accuracy and completeness of the information in the registration statement, this type of disclaimer is not appropriate.  While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete.  Please revise to remove language that disclaims the completeness of your prospectus disclosure.

Response to Comment 3:
In response to the Staff’s comment, the Registrants have revised the disclosure to remove the qualifications.
Form of Prospectus

The Depositor, Seller, Initial Servicer and Sponsor – Delinquencies, page 60

4.	We note your delinquency information disclosure. Please revise to describe and clarify how you determine when an asset is considered delinquent. Refer to Item 1100(b)(5) of Regulation AB.

Response to Comment 4:
In response to the Staff’s comment, the Registrants have revised the disclosure to include a statement that amounts due are considered delinquent if the full amount is not received on the due date.

Risk Retention, page 132

5.
We note your disclosure that this offering of bonds is a public utility securitization exempt from the risk retention requirements.  Please revise your disclosure to refer to the relevant section of Regulation RR pursuant to which such exemption can be found.

Response to Comment 5:
In response to the Staff’s comment, the Registrants have revised the disclosure to indicate that the transaction is exempt from the risk retention requirements under Rule 19(b)(8) of the risk retention rules.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

6.	Please file your exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response to Comment 6:
The Registrants are filing certain of their exhibits with Amendment No. 1 and will file the remaining exhibits with a subsequent amendment to the Registration Statement.
We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (614) 716-1648 or Jeannette Arazi of Sidley Austin LLP at (312) 853-7284.
Very truly yours,

AEP Texas Inc.

By:	/s/ Thomas G. Berkemeyer
Name:	Thomas G. Berkemeyer
Title:	Assistant Secretary

cc:	Jeannette K. Arazi, Sidley Austin LLP